PTopp@gibsondunn.com

April 23, 2008

VIA EDGAR AND FACSIMILE

(310) 552-8683	C 41731-00005

(310) 552-7022

Linda Cvrkel

Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:	Herbst Gaming, Inc.
Form 10-K for the year ended December 31, 2006
Filed April 2, 2007
File No. 333-71094

Dear Ms. Cvrkel:

On behalf of Herbst Gaming, Inc. (the “Company”), this letter responds to your letter dated February 6, 2008, regarding the above-referenced filing (the “Comment Letter”) and supplements our previous response dated February 14, 2008.  Your comment from the Comment Letter is set forth below, followed by the Company’s related response.

Form 10-K for the year ended December 31, 2006

1.                                      With respect to prior comments one and two, you indicate that your valuation analysis for the Primm and Sands Regent acquisitions will be completed by the end of January.  In this regard, please provide us with an updated response that fully addresses our concerns with respect to the disclosure requirements of paragraph 51 of SFAS No. 141.  As part of your response, please provide us with your revised disclosures which will be included in your form 10-K for the year ended December 31, 2007.  If your valuation analyses result in material adjustments to your initial purchase price allocation, please explain to us in detail the nature, facts and circumstances surrounding the reasons for adjustment and why such amounts could not be determined prior to the fourth quarter of fiscal 2007.  We may have further comments upon reviewing your response.

As indicated in the Company’s response dated February 14, 2008, the Company expected the valuation analysis for the Primm and Sands Regent acquisitions to be finalized by the end of March 2008.  In addition, the Company indicated that the requested revised disclosures would be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Company’s Form 10-K”).  However, the Company did not finalize the valuations and allocations related to property, plant and equipment for either the Primm or Sands Regent acquisitions, and as a result the valuations and allocations included in the Company’s Form 10-K are final as to all amounts except for property, plant and equipment.

The valuation and allocation amounts for property, plant and equipment were not finalized by the filing of the Company’s Form 10-K due to the Company’s auditor not having completed its review of the results of the valuation analysis prior to the filing of the Company’s Form 10-K.

The Company is in the process of finalizing its review of various valuation data related to property, plant and equipment and will record final adjustments to the purchase price allocations, if any, in the first quarter of 2008, with such adjustments to be reflected in the Company’s Form 10-Q for the quarter ended March 31, 2008.  At that time, the Company will provide a response to the Comment Letter that addresses your comments with respect to the disclosure requirements of paragraph 51 of SFAS No. 141.  As part of its response, the Company will provide you with the revised disclosures, if any, that will be included in the Company’s Form 10-Q for the quarter ended March 31, 2008.  Moreover, if the complete, final valuation analysis results in material adjustments to the Company’s purchase price allocations for the Primm and Sands Regent acquisitions included in the Company’s Form 10-K, the Company will explain in detail the nature, facts and circumstances surrounding the reasons for adjustment.

We appreciate the Staff’s responsiveness with respect to the Company’s proposals and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at (310) 552-8683.

Sincerely,

s/Paytre R. Topp
Paytre R. Topp

PRT/vw

cc:	Jean Yu, Securities and Exchange Commission (copy contained herewith)
Effie Simpson, Securities and Exchange Commission (copy contained herewith)
Mary E. Higgins, Herbst Gaming, Inc. (via electronic mail)

Michael Clark, Herbst Gaming, Inc. (via electronic mail)
Karen Bertero, Gibson, Dunn & Crutcher LLP (via electronic mail)
Erika Randall, Gibson, Dunn & Crutcher LLP (via electronic mail)
Jonathon Wyndham, Deloitte & Touche LLP (via electronic mail)

EXHIBIT A

Acknowledgment of Company

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                  Comments of the Commission’s staff (the “Staff”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

s/Mary E. Higgins
Name: Mary E. Higgins
Title: Chief Financial Officer